UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 6 December 2013	By: /s/ V Cooper

Name: V Cooper

Title: Senior Company Secretarial Assistant

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	09:23 01-Nov-2013
Number	30923-8779

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,193,286 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 244,304,118 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,509,889,168 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

1 November 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:35 04-Nov-2013
Number	31435-13C7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 4 November 2013 that Leanne Wood, a person discharging managerial responsibility ("PDMR"), exercised options on 4 November 2013 over ordinary shares of 28 101/ 108 pence each in the Company ("Ordinary Shares") as follows:

Company Plan	No. of	Date of Grant	Price per
Ordinary	Ordinary Shares		Share

Diageo Executive Long	5,197	20 September 2010	£10.80
Term Incentive Plan

Subsequently, on 4 November 2013, Ms Wood sold 5,000 Ordinary Shares at a price per Ordinary share of £19.98. She retains the balance of 197 Ordinary Shares.

As a result of the above transactions, Ms Wood's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 2,299.

J Nicholls

Deputy Company Secretary

4 November 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:05 11-Nov-2013
Number	31403-2D1D

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 November 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 November 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 November 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	9

A Morgan	9

S Moriarty	10

L Wood	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £20.15.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 November 2013 that Dr FB Humer, a director of the Company, had purchased 411 Ordinary Shares on 11 November 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £20.15.

3. It received notification on 11 November 2013 that A Fennell, a PDMR, had transferred 21,065 Ordinary Shares as part of a divorce settlement on 11 November 2013.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	49,612

D Mahlan	227,848 (of which 136,659 are held as ADS)

Name of PDMR	Number of Ordinary Shares

N Blazquez	71,391

A Fennell	49,274

D Gosnell	151,985

A Morgan	160,301

S Moriarty	34,724

L Wood	2,308

I Wright	57,568

J Nicholls

Deputy Company Secretary

11 November 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:20 13-Nov-2013
Number	31120-3BB4

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 12 November 2013 that Andrew Morgan, a person discharging managerial responsibilities ("PDMR"), exercised options on 12 November 2013 over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") as set out below:

No. of Ordinary	Date of Grant	Price per Ordinary
Shares		Share

78,700	27 October 2008	£8.77

128,151	17 September 2009	£9.52

Subsequently, on 12 November 2013, Mr Morgan sold 204,782 at a price per Ordinary Share of £20.05. He retains the balance of 2,069 Ordinary Shares.

As a result of the above transactions, Mr Morgan's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 162,370.

John Nicholls

Deputy Company Secretary

13 November 2013

*1 ADS is the equivalent of 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:08 29-Nov-2013
Number	31507-01FC

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,195,926 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 244,070,037 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,510,125,889 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

29 November 2013